As filed with the SEC on November 27, 2002
                                                               File No. 70-10084

                United States Securities and Exchange Commission
                             Washington, D.C. 20549
                    ----------------------------------------

                    Pre-Effective Amendment No. 2 to Form U-1
                             Application/Declaration
                                    Under the
                   Public Utility Holding Company Act of 1935
                    ----------------------------------------

        Concord Electric Company               Exeter & Hampton Electric Company
        One McGuire Street                     114 Drinkwater Road
        Concord, NH 03301                      Kensington, NH 03833


                               Unitil Corporation
                               6 Liberty Lane West
                             Hampton, NH 03842-1720

               (name and principal executive office of applicants
                       and top registered holding company)
                    ----------------------------------------


                                 Mark H. Collin
                             Treasurer and Secretary
                               Unitil Corporation
                               6 Liberty Lane West
                             Hampton, NH 03842-1720

           (name and address of agent for service for all applicants)

                 The Commission is also requested to send copies
             of any communication in connection with this matter to:



Sheri E. Bloomberg                        Meabh Purcell
LeBoeuf, Lamb, Greene & MacRae, L.L.P.    LeBoeuf, Lamb, Greene & MacRae, L.L.P.
125 West 55th Street                      260 Franklin Street, Suite 23
New York, NY 10019-5389                   Boston, MA  02110
(212) 424-8000                            (617) 439-9500
Facsimile: (212) 424-8500                 Facsimile: (617) 439-0341


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                                TABLE OF CONTENTS


Item 1. Description of the Proposed Transaction................................1

   A.   Introduction...........................................................1

   B.   General Request........................................................2

   C.   Background.............................................................2

   D.   Summary of the Proposed Transition.....................................3

   E.   Intended Benefits from the Merger......................................9

Item 2. Fees, Commissions and Expenses........................................11

Item 3. Applicable Statutory Provisions.......................................11

   A.   Applicable Provisions.................................................11

Item 4. Regulatory Approvals..................................................13

Item 5. Procedure.............................................................14

Item 7. Information as to Environmental Effects...............................16

Signature.....................................................................17

                                       i

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     This Pre-Effective Amendment No. 2 amends and restates the
Application-Declaration previously filed on August 30, 2002 and October 17, 2002 as follows:

Item 1.   Description of the Proposed Transaction

     A.   Introduction

          This Application-Declaration ("Application") seeks approvals relating to the proposed merger (the "Merger") of Concord Electric Company ("CECo") and Exeter & Hampton Electric Company ("E&H"), the two New Hampshire retail electric utility subsidiaries of Unitil Corporation ("Unitil", and together with CECo and E&H, the "Applicants"), a registered public utility holding company. Applicants propose that upon receipt of all the necessary regulatory approvals, E&H will merge with and into CECo to form a single retail electric utility subsidiary of Unitil, under the new name of Unitil Energy Systems, Inc. ("UES").

          The Merger is one of the elements of the Unitil system restructuring proposal before the New Hampshire Public Utilities Commission ("NHPUC"), which was adopted pursuant to and as required by the New Hampshire Electricity Restructuring Law, codified at RSA 374-F. Unitil's restructuring proposal contains four principal elements: (l) the merger of CECo and E&H into a single distribution company, UES, that will be subject to the jurisdiction of the NHPUC; (2) divestiture of the power supply portfolio of Unitil Power Corp., Unitil's power supply subsidiary, and the solicitation and acquisition by UES of replacement sources of energy necessary for it to meet its obligation to provide transition service and default service to its retail customers; (3) implementation by UES of new unbundled rates to be approved by the NHPUC that reflect the Merger and the implementation of the restructuring requirements of New Hampshire RSA374-F; and (4) introduction of customer choice for UES's New Hampshire customers.

          On October 18, 2002, the Commission issued a notice of the filing of the Application-Declaration in this proceeding and an order authorizing the Applicants to solicit proxies from the holders of the outstanding shares of E&H's preferred stock (the "Solicitation"), in favor of the Merger and related transactions and the solicitation of consents from bondholders of E&H and CECo in connection with a proposed indenture amendment.



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     B.   General Request

          Applicants request authorization under Sections 9(a)(2) and 10 of the Act to effect the Merger. Applicants request authorization to amend and combine CECo's and E&H's debt indentures into a single UES indenture and revise the existing authorization for the Unitil system money pool, in each case to reflect the Merger. The proposed form of amended indenture for UES is included in Exhibit B-3 hereto.

     C.   Background

          In 1984, Unitil was formed through a statutory share exchange under New Hampshire law as a result of which CECo and E&H became subsidiaries of Unitil. At that time, Unitil Power Corp. ("UPC") and Unitil Service Corp. ("USC") were also formed as subsidiaries of Unitil. Fitchburg Gas and Electric Light Company ("FG&E"), a Massachusetts combination gas and electric utility, became a subsidiary of Unitil in 1992 as a result of a merger of a subsidiary of Unitil into FG&E. As a result of this transaction, Unitil became a registered holding company under the Act.

          CECo is a public utility company within the meaning of the Act. CECo is engaged in the transmission and distribution of electric energy at regulated rates to approximately 28,000 customers in Concord and the capital region of New Hampshire. CECo is regulated as a public utility in New Hampshire. As of June 30, 2002, CECo reported net utility plant of $37,417,000 and operating revenues for the 12 months ended June 30, 2002 of $52,263,000.

          E&H is a public utility company within the meaning of the Act. E&H is engaged in the transmission and distribution of electric energy at regulated rates to approximately 41,000 customers in Exeter and the seacoast region of New Hampshire. E&H is regulated as a public utility by the New Hampshire Public Utilities Commission. As of June 30, 2002, E&H reported net utility plant of $43,221,000 and operating revenues for the 12 months ended June 30, 2002 of $58,053,000.

          While the utility operations of CECo and E&H are administered and coordinated through Unitil's centralized service company, USC, and each company has, since 1986, secured all of its requirements for electric energy from UPC, the companies have different retail tariffs,


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rates and rate bases. The Merger will result in a new unified rate structure and a single rate base, and the elimination of any inefficiencies and duplicative costs resulting from the operation of the companies as two separate entities.

     D.   Summary of the Proposed Transaction

          To accomplish the Merger, the companies entered into a Merger Agreement that has been approved by their respective boards of directors. Consummation of the transactions contemplated by the Merger Agreement will be subject to the receipt of all necessary regulatory approvals and to the approval of the shareholders of each company. Under the terms of the Merger Agreement, E&H will be merged with and into CECo with CECo as the surviving corporation. In connection with the Merger, CECo will change its name to Unitil Energy Systems, Inc. ("UES"). As a result of the Merger, all of E&H's assets and liabilities will, by operation of law, become the assets and liabilities of CECo.

          1.   Description of Outstanding Equity Securities of CECo and E&H.

          CECo currently has 250,000 authorized shares of common stock (the "CECo Common Stock"), of which 131,745 shares are issued and outstanding and owned both of record and beneficially by Unitil; 2,250 authorized shares of non-cumulative preferred stock (the "CECo Non-Cumulative Preferred Stock"), all of which are issued and outstanding and none of which is owned, of record or beneficially, by Unitil; and 15,000 authorized shares of cumulative preferred stock (the "CECo Cumulative Preferred Stock"), of which 2,150 shares are issued and outstanding in a single series designated the "8.70% Series," none of which is owned, of record or beneficially, by Unitil. The CECo Non-Cumulative Preferred Stock is entitled to vote on all matters brought before the shareholders of CECo together with the CECo Common Stock, with each outstanding share entitled to one vote. The CECo Non-Cumulative Preferred Stock is not entitled to vote as a separate class. The CECo Cumulative Preferred Stock is not entitled to vote on any matter, except as may otherwise be authorized or required by the Business Corporation Act. Under the Business Corporation Act, the CECo Cumulative Preferred Stock is not entitled to vote on the Merger and related transactions.

          E&H currently has 197,417 authorized shares of common stock (the "E&H Common Stock"), of which 195,000 shares are issued and outstanding and owned both of record and beneficially by Unitil; and 25,000 authorized shares of cumulative preferred stock (the


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"E&H Cumulative Preferred Stock"), of which a total of 9,704 shares are issued and outstanding in four series as follows: 840 shares of the "5% Dividend Series", 1,680 shares of the "6% Dividend Series", 3,331 shares of the "8.75% Dividend Series" and 3,853 shares of the "8.25% Dividend Series". None of the E&H Cumulative Preferred Stock is owned, of record or beneficially, by Unitil. The E&H Cumulative Preferred Stock is not entitled to vote as a separate class, unless such a class vote is otherwise authorized or required by the Business Corporation Act. Under the Business Corporation Act, each series of the E&H Cumulative Preferred Stock is entitled to vote as a separate class on the proposed Merger with CECo, since, as described below, the terms of the Merger Agreement provide for the issuance to the holders of the E&H Cumulative Preferred Stock in exchange for their shares of E&H Cumulative Preferred Stock of an equal number of shares of CECo Cumulative Preferred Stock in four new series which will have the same terms and conditions as the existing series of the E&H Cumulative Preferred Stock for which they will be exchanged.

          The authorized and unissued shares of CECo Cumulative Preferred Stock may be issued in series by CECo from time to time upon authorization of its board of directors, with the terms of each new series to be approved by the vote of two-thirds of the outstanding shares of CECo Common Stock and CECo Non-Cumulative Preferred Stock.

          As part of the approval of the Merger Agreement, the board of directors of CECo and the holders of the CECo Common Stock and CECo Non-Cumulative Preferred Stock also approved an amendment to the CECo Articles of Incorporation creating the four new series of CECo Cumulative Preferred Stock to be issued in the Merger to the holders of the E&H Cumulative Preferred Stock. As previously noted, these four new series will have the same terms as the four series of E&H Cumulative Preferred Stock for which they will be exchanged.

          2.   Terms of the Merger Agreement.

          Pursuant to the Merger Agreement, upon the effectiveness of the Merger, all of the issued and outstanding shares of E&H Common Stock will be converted into a single share of CECo Common Stock, and each share of E&H Cumulative Preferred Stock will be converted into a share of a new series of CECo Cumulative Preferred Stock, each such new series of CECo Cumulative Preferred Stock to have the same terms and conditions as the existing series of the E&H Cumulative Preferred Stock for which they will be exchanged. The shares of CECo


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Common Stock, CECo Non-Cumulative Preferred Stock and CECo Cumulative Preferred
Stock issued and outstanding immediately prior to the Merger will remain outstanding and will not be affected by the Merger.

          3.   Amendments to Debt Indentures

          E&H is party to an Indenture of Mortgage and Deed of Trust dated as of December 1, 1952 (the "E&H Indenture"), and CECo is party to an Indenture of Mortgage and Deed of Trust dated as of July 15, 1958 (the "CECo Indenture"). There are currently three series of bonds outstanding under each of the E&H Indenture and the CECo Indenture.

          While CECo and E&H could accomplish the Merger without combining the two indentures, which requires the consent of bondholders under the CECo Indenture and the E&H Indenture, doing so would result in the surviving company having to administer two separate indentures with somewhat differing provisions. Accordingly, in connection with the Merger, CECo and E&H are proposing to combine, amend and restate the E&H Indenture and the CECo Indenture into a single Indenture under which all of the currently outstanding bonds of E&H and CECo would remain outstanding. Bondholders under the new Indenture would be secured ratably in all of the real property assets of UES on the same terms on which they are currently secured in the real property assets of CECo and E&H.

          The consent of each bondholder under the E&H Indenture and the CECo Indenture will be necessary to accomplish the proposed combination, amendment and restatement of the two Indentures. Pursuant to the Commission's order dated October 18, 2002, Applicants received authorization to seek such consent to the extent required under Rule 62 of the Act.

          While the CECo Indenture and the E&H Indenture are largely identical instruments, there are differences between them. As part of the combination, amendment and restatement process, CECo and E&H propose to conform the provisions of the Indentures. Any special provisions applicable to the separate series of bonds under each Indenture which are contained in the Supplemental Indentures pursuant to which those series were issued will be preserved in the combination, amendment and restatement of the two Indentures. The proposed combination, amendment and restatement will not effect any material economic change in the

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provisions applicable to the bonds or any series thereof, such as their respective rates of interest, maturities, amounts outstanding or redemption features.

          However, in the process of amending, restating and combining the two Indentures, there are certain differences which the companies are proposing to conform the Indentures. The following list summarizes the only material differences between the two Indentures, and the manner in which the differences are proposed to be resolved:

          a. Section 4.04 of each Indenture contains a test governing the issuance of additional bonds under the Indenture, based upon a calculation of "Net Bondable Expenditures" for property additions. The E&H Indenture currently permits the issuance of additional bonds to the extent of 60% of Net Bondable Expenditures for property additions, while the Concord Indenture permits the issuance of additional bonds to the extent of 68% of Net Bondable Expenditures for property additions. The Applicants are proposing that to use the 68% test in the amended and restated Indenture.

          b. Section 6.01 of each of Indenture contains a test for the issuance of bonds against cash deposits, which is based on a multiple of earnings available for interest charges. The multiple in the case of the E&H Indenture is 2; and in the case of the Concord Indenture it is 2 1/2. The Applicants are proposing that the amended and restated Indenture use a multiple of 2 in this provision. It should be noted that neither company has ever issued bonds under this provision.

          c. Section 10.04A of each Indenture permits the release of property from the lien of the Indenture under certain circumstances, including an annual exemption for non-utility property having a value of not more than $150,000. The Applicants are proposing to increase this amount to $350,000 in the amended and restated Indenture.

          d. Rather than being secured in the separate property of CECo and E&H, the CECo and E&H bondholders will be secured ratably in all of the property of the combined entity upon the effectiveness of the Merger and the amendment and restatement of the two Indentures into a single Indenture.

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          As previously noted, the existing holders of outstanding bonds issued by E&H and CECo must consent to the amended and restated Indenture in accordance with the terms of the respective Indentures governing their bonds.

          The holders of the bonds outstanding under both the CECo Indenture and E&H Indenture have executed consents to the Merger of E&H into CECo, and the assumption by CECo of the E&H Indenture upon consummation of the Merger. They have also agreed to the amendment, restatement and combination of the E&H Indenture and CECo Indenture into a single indenture pursuant to which all of the bonds will remain outstanding, pending completion of definitive documentation for such amendment, restatement and combination. It is anticipated that the closing of the amendment, restatement and combination of the E&H and CECo Indentures will occur prior to December 31, 2002, but subsequent to the effective date of the Merger.

          4.   Boards of Directors and Shareholder Approvals.

          The Merger Agreement and the transactions contemplated thereby are subject to the approval of the boards of directors of each of CECo and E&H, which was obtained on June 20, 2002 and September 27, 2002. In addition, the Merger Agreement and related amendments to CECo's Articles of Incorporation are subject to the approval of the holders of the CECo Common Stock and the CECo Non-Cumulative Preferred Stock, voting together as a single class, and to the approval of the E&H Common Stock and each series of the E&H Cumulative Preferred Stock, each voting as a separate class. Because Unitil effectively controls the boards of directors of each of E&H and CECo as the result of its ownership of all of the issued and outstanding shares of common stock of each company, the approval of the Merger Agreement and related amendments to CECo's Articles of Incorporation by those boards of directors was assured. The approval of the holders of the CECo Common Stock and the CECo Non-Cumulative Preferred Stock of the Merger Agreement and related amendments to CECo's Articles of Incorporation was also assured, since Unitil controls the vote of more than 99% of all such shares. At a duly called meeting held on November 27, 2002, the CECo Common Stock and the CECo Non-Cumulative Preferred Stock approved the Merger Agreement and related amendments to CECo's Articles of Incorporation.

          The approval of the Merger Agreement by the holders of the E&H Common Stock was assured, since Unitil controls the vote of all of such shares, and was obtained. Unitil does not, however, control the vote of any outstanding series of the E&H Cumulative Preferred Stock. Unitil solicited written consents in favor of the Merger Agreement and related transactions from the holders of each outstanding series of the E&H Cumulative Preferred Stock pursuant to the Solicitation. Because neither E&H nor any series of its capital stock is registered under the Securities Exchange Act of 1934, the Solicitation was subject only to the requirements of New Hampshire law and the terms of E&H's governance documents. Under Section 7.04 of the New Hampshire Business Corporation Act (RSA 293-A:7.04), the E&H Cumulative Preferred Stock can take action by unanimous written consent. Such action would also be consistent with the terms of E&H's governance documents. E&H has the right to call each outstanding series for redemption pursuant to the terms of each such series and Unitil currently intends to cause E&H

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to redeem the shares of any series which does not consent to the Merger
Agreement and related transactions in accordance with the terms of Rule 42 of the Act. Each holder of the 8.75% Dividend Series and the 8.25% Dividend Series executed a written consent in favor of the Merger Agreement and related transactions effective November 1, 2002. The 5% Dividend Series and 6% Dividend Series were redeemed.

          5.   Tax and Accounting Consequences of the Merger.

          The Merger has been structured to qualify for tax purposes as a tax-free "reorganization" under Section 368(a) of the Internal Revenue Code. As a result, no gain or loss will be recognized by CECo or E&H or the holders of the CECo Common Stock, the CECo Non-Cumulative Preferred Stock, the CECo Cumulative Preferred Stock, the E&H Common Stock or the E&H Cumulative Preferred Stock. CECo and E&H expect that the Merger will qualify as a common control merger for accounting and financial reporting purposes. The accounting for a common control merger is similar to a pooling of interests. Under this accounting treatment, the combination of the ownership interests of the two companies is recognized and the recorded assets, liabilities, and capital accounts are carried forward at existing historical balances to the consolidated financial statements of UES (as the surviving company) following the Merger.

          On a pro forma basis, giving effect to the Merger as of June 30, 2002, UES will have total assets of approximately $112,047,000, including net utility plant of $80,638,000, and operating revenues for the 12 months ended June 30, 2002 of approximately $110,316,000. UES's pro forma consolidation capitalization as of June 30, 2002 (assuming the exchange of all of the E&H Cumulative Preferred Stock for new shares of UES Cumulative Preferred Stock) will be as follows:

          ------------------------- ---------------------- -----------------
          Security                  Amount Outstanding     Percentage
          ------------------------- ---------------------- -----------------
          Common Stock Equity       28,411,000             35%
          ------------------------- ---------------------- -----------------
          Preferred Stock           1,195,000              1.5%
          ------------------------- ---------------------- -----------------
          Short-Term Debt           1,550,000              1.9%
          ------------------------- ---------------------- -----------------
          Long-Term Debt            50,000,000             61.6%
          ------------------------- ---------------------- -----------------
          Total:                    81,156,000             100%
          ------------------------- ---------------------- -----------------


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          6.   Money Pool Matters.

          CECo and E&H participate in the Until system money pool arrangement ("Money Pool") that is funded, as needed, through bank borrowings and surplus funds invested by the participants in the Money Pool. See Holding Co. Act Release Nos. 35-26737 (June 30, 1997); 35-27182 (June 9, 2000); 35-27307 (Dec.
15, 2000) and 35-27345 (Feb. 14, 2001). Participation in the Money Pool, including short-term debt borrowings, by CECo and E&H are authorized by the New Hampshire Public Utility Commission, and therefore exempt under Rule 52. However, borrowings by and loans to Unitil's other utility subsidiary, Fitchburg Gas and Electric Light Company ("Fitchburg"), are not exempt. Following the Merger, it is proposed that UES be authorized to make loans to Fitchburg on the same terms as CECo's and E&H's current authorization to make such loans. All other terms, conditions and limitations under the Money Pool orders will continue to apply without change.

     E.   Intended Benefits from the Merger.

          By merging E&H into CECo, the Applicants will simplify the corporate structure of Unitil's holding company system. The Merger will also permit the achievement of cost efficiency and service quality improvements. Based upon Unitil's already centralized service company structure, the two New Hampshire distribution operating companies may only achieve nominal operational gains as a result of having a single New Hampshire operating entity. However, the combined knowledge and experience of the two companies will benefit the remaining stand-alone company. On October 28, 2002, the NHPUC approved the Merger, finding that the transaction would be consistent with the public interest. Re: Concord Electric Company, et al., DE 01-247, Order No. 24,046 (NHPUC 2002). The NHPUC accepted Unitil's determination, without specific quantitative evidence, that the Merger would lead to a simpler, more efficient and effective corporate structure resulting in improved New Hampshire utilities operations, regulatory oversight and financial reporting.

          For example, the power contract management activities will become more streamlined by eliminating one of the two New Hampshire retail operating companies. Prior to restructuring, UPC provided a consolidated power supply function for CECo and E&H. Under the New Hampshire restructuring scheme, and Unitil settlement approved by the NHPUC, UPC will be divesting its power supply portfolio and exiting the merchant function. Electric


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distribution companies such as CECo and E&H, however, will continue to have responsibility for arranging for power supplies to provide both transition and default services. The Merger will allow the Applicants to consolidate their power supply planning, solicitation, contracting and administration activities, resulting in savings by avoiding the cost of conducting two separate solicitations, contract negotiations, and ongoing administration and reporting functions.

          In the Distribution Business Development (DBD) department, a benefit will be a decrease in administrative tasks and reporting requirements. The decrease in tasks will not be enough to decrease the employees assigned to this function, but will allow the current employees additional time to work on other tasks to improve the quality of support provided to the communities that Unitil serves. Similarly, Customer Service operations, which are currently consolidated, will be simplified by the consolidation of two tariffs and sets of rates into one, leading to increased operating efficiency and improved service to customers. A consolidated UES tariff will allow for more efficient regulatory review, will be simpler for Unitil to administer and less confusing for customers. The Operations Systems department views the Merger as a first step towards the consideration of a consolidated meter reading system.

          For the Finance and Treasury and Regulatory Services departments, there will be a decrease in the number of required reports, analyses, and filings, which will also lead to greater cost efficiencies and enhanced services at the New Hampshire utilities. Currently CECo and E&H must plan, prepare and file separate requests for rate changes, petitions for financings and other mandated initiatives such as energy efficiency and low income programs. The two companies must also separately arrange for long and short term debt, prepare tax filings and file reports with various state and federal agencies. By consolidating these activities under UES, the Applicants will avoid the cost and expense of duplicative activities now being conducted independently by CECo and E&H.

          The Applicants believe that the Merger will generate cost efficiencies which would not be available absent the Merger, with no adverse consequences for either customers or shareholders. The consolidation of the planning, reporting, tracking, finance and regulatory functions now required for two separate corporate entities will allow the Applicants to achieve certain savings while maintaining their quality of service. The Merger will not have a negative impact on competition or on effective local regulation. In fact, the Merger is being undertaken in

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the context of, and to ensure compliance with, a state-approved restructuring plan designed to enhance competition and local regulation. Under the approved Unitil restructuring settlement, UPC will be divesting its power supply portfolio, and amending its FERC-regulated contractual relationship with the Applicant's, to allow competitive suppliers to sell power directly to the Applicants customers. At the same time, the Applicants will be undertaking the Merger in order to consolidate their ongoing distribution and power supply service activities, which will be primarily regulated by the NHPUC. Accordingly, the Applicants believe that the Merger is in accordance with the applicable standards of the Act and the rules and regulations thereunder.

Item 2.   Fees, Commissions and Expenses

          The total fees, commission and expenses paid or incurred in connection with the Merger and related transactions are estimated to be not more than $1 million. These costs are expected to consist primarily of attorneys fees plus additional miscellaneous fees.

Item 3.   Applicable Statutory Provisions

     A.   Applicable Provisions

          Sections 6, 7, 9, 10 and 12 of the Act, and Rules 43, 44, 45 and 54 thereunder are applicable to the Merger and related transactions, including the amendment and combination of the debt indentures. The proposed transaction involves the merger of two wholly-owned public utility subsidiaries of Unitil Corporation and certain other related transactions. The electric utility operations of the two companies will be unaffected by the Merger. The Merger will allow the companies to achieve a greater level of coordination in operations and will enable the companies to achieve greater cost efficiencies, among other benefits. In addition, the Merger will simplify the Unitil corporate structure. This merger of wholly-owned subsidiaries to simplify corporate structure is consistent with existing Commission precedent (See Alliant Energy Corporation, Holding Company Act Release No. 27456 (Oct. 24, 2001)), and is designed to meet one of the primary goals of the Act, namely to facilitate state regulation.

          Following the Merger, the Unitil holding company system will remain an integrated public utility system. In the 1992 order pursuant to which the current Unitil holding company system was created (Holding Co. Act Release No. 25524 (Apr. 24, 1992)), the Commission found that CECo, E&H and Fitchburg constitute an integrated public utility system

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within the meaning of the Act. The order noted that contract paths and, in particular, the tight power pool system used in New England (to which all of Unitil's subsidiaries belonged) created an interconnected system that was located in the New England region. While the Merger will result in the combination of two of the corporate entities in which the system's utility operations are located, it will not change the fundamental fact that the same assets will be operated as one coordinated system and will be a part of ISO-New England. Therefore, the same analysis used by the Commission, and favorably cited in recent cases remains applicable./1 Indeed, as a result of the efficiencies and service quality improvements discussed above, Applicants believe that the Merger tends to the even more economic and efficient development of an integrated public utility system.

          Section 12(e) of the Act and Rule 62 are applicable to the Solicitation as well as obtaining the consent of bondholders under the two indentures. As indicated, the Commission has granted Applicants authorization to solicit the holders of each outstanding series of E&H Cumulative Preferred Stock for approval the Merger as a separate class and the bondholders of the CECo Indenture and E&H Indenture to consent to the amendment and combination of those indentures.

     B.   Rule 54 Analysis

          Neither Unitil nor any subsidiary thereof presently has, or as a consequence of the proposed transactions will have, an interest in any exempt wholesale generator ("EWG") or foreign utility company ("FUCO"), as those terms are defined in Sections 32 and 33 of the Act, respectively. None of the proceeds from the proposed transactions will be used to acquire any securities of, or any interest in, an EWG or FUCO. Moreover, neither Unitil nor any of the subsidiaries is, or as a consequence of the proposed transactions will become, a party to, and such entities do not and will not have any rights under, a service, sales or construction contract with any affiliated EWGs or FUCOs except in accordance with the rules and regulations promulgated by the Commission with respect thereto. Consequently, all applicable requirements of Rule 53(a)-(c) under the Act are satisfied as required by Rule 54 under the Act.

--------
1 Nat'l Rural Elec. Coop. Ass'n, v. SEC, 2002 U.S. App. LEXIS 777 (D.C. Cir. Jan. 18, 2002).


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


Item 4.   Regulatory Approvals

          The federal and state regulatory requirements described below must be complied with before the Applicants can complete the Merger and related transactions. The Applicants have received all of these regulatory approvals. Except as set forth below, no additional approvals from federal or state regulatory commissions are required to complete the Merger and related transactions.

          State Approvals

          New Hampshire

          CECo and E&H are subject to the jurisdiction of the New Hampshire Commission as public utilities, and the approval of the New Hampshire Commission is required to implement the Merger and the related transfer of all existing franchises, rights, works and systems of CECo and E&H to UES, pursuant to RSA 374:33, 374:30 and 369:1. The NHPUC will also approve the issuance of the four new series of preferred stock by UES in connection with the Merger. On January 25, 2001, CECo and E&H filed an application seeking the approval of the New Hampshire Commission consistent with these requirements. The New Hampshire proceeding is being conducted in phases: Phase I addresses the divestiture of Unitil's power supply portfolio and acquisition of transition service and default service and Phase II relates to the Merger and the realignment of Unitil's rate structure.

          The NHPUC issued a written order approving Phase I settlement, with conditions, on September 4th. The parties subsequently filed a first Amendment to the Phase I Settlement Agreement on September 11th, which the Commission approved in oral deliberation on September 13th.

          The Parties filed the Phase II Settlement on September 3rd. The Commission held hearings on September 10, 11, 12 and 13 and approved the Merger Agreement in oral deliberations on September 18th. Copies of the initial petition to the NHPUC and the Phase II settlement agreement are filed herewith as exhibits C-1 and C-1.1, respectively. A copy of the Oral Deliberations of the NHPUC relating to Phase II is filed herewith as exhibit C-3.1. The NHPUC's written order approving the Phase II Settlement Agreement and the amendment to the Phase I Settlement Agreement, dated October 25, 2002, is attached as Exhibit C-3.


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


          Federal Approvals

          Federal Power Act

          The FERC must approve the Merger. Under Section 203 of the Federal Power Act, the FERC is directed to approve a merger if it finds such merger consistent with the public interest. In reviewing a merger, the FERC generally evaluates:

               o    whether the merger will adversely affect competition;

               o    whether the merger will adversely affect rates; and

               o whether the merger will impair the effectiveness of regulation.

          On August 30, 2002, the parties filed an application with the FERC requesting approval of the Transaction under Section 203 of the Federal Power Act. A copy of the application filed with the FERC is filed herewith as exhibit C-2. The FERC order approving the Merger was issued on October 23, 2002 and is attached hereto as Exhibit C-4.

          In addition, the Applicants will file a Notice of Succession for UES to succeed to the rate schedules and tariffs of CECo and E&H.

Item 5.   Procedure

          The requisite notice under Rule 23 with respect to the filing of this Application-Declaration was issued and published by the Commission on October 18, 2002, and specified a date not later than November 12, 2002 by which comments may be entered and an order of the Commission granting and permitting this Application to become effective may be entered by the Commission. The Applicants are unaware of any comments having been time filed with respect to this Application-Declaration. The Applicants expect to close the proposed Merger on or about December 1, 2002. The Applicants request that the Commission's order with respect to the Merger and related matters be issued as soon as practicable and that such order remain effective through February 28, 2003.

          The Applicants waive a recommended decision by a hearing or other responsible officer of the Commission for approval of the Merger and consent to the Division of Investment Management's assistance in the preparation of the Commission's decision. There should not be a waiting period between the issuance of the Commission's order and the date on which it is to become effective.


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


Item 6.   Exhibits and Financial Statements

          A.   EXHIBITS

               A-1 Articles of Incorporation of CECo. (Previously filed in paper format on Form SE)

               A-2  Bylaws of CECo, as amended. (Previously filed)

               A-3 Articles of Incorporation of E&H. (Previously filed in paper format on Form SE)

               A-4  Bylaws of E&H, as amended. (Previously filed)

               B-1. Proposed form of Agreement and Plan of Merger between CECo and E&H. (Previously filed)

               B-2  Proposed form of Solicitation material. (Previously filed)

               B-3  Proposed form of Indenture for UES.

               C-1 Copy of Petition to the New Hampshire Public Utilities Commission. (Previously filed)

               C-1.1 Settlement Agreement dated September 3, 2002 as filed with the NHPUC. (Previously filed)

               C-2  Copy of Petition to the FERC. (Previously filed)

               C-3  Order of NHPUC.

               C-3.1 Oral Deliberations of the NHPUC. (Previously filed)

               C-4  Copy of Order of the FERC.

               C-5 Order of the NHPUC with respect to CECo short-term debt authority. (Previously filed)

               C-6 Order of the NHPUC with respect to E&H short-term debt authority. (Previously filed)

               D Map of CECo and E&H Service Areas. (Previously filed in paper format on Form SE)

               E    Opinion of Counsel

               F    Form of Federal Register Notice. (Previously filed)


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


          B.   FINANCIAL STATEMENTS

               FS-1 Unaudited Statement of Income of CECo for the twelve months ended June 30, 2002. (Previously filed)

               FS-2 Unaudited Balance Sheet of CECo as of June 30, 2002.
                    (Previously filed)

               FS-3 Unaudited Statement of Income of E&H for the twelve months ended June 30, 2002. (Previously filed)

               FS-4 Unaudited Balance Sheet of E&H as of June 30, 2002.
                    (Previously filed)

               FS-5 Unaudited Pro Forma Combined Balance Sheet of UES as of June
                    30, 2002. (Previously filed)

               FS-6 Unaudited Pro Forma Combined Statement of Income of UES for
                    the twelve months ended June 30, 2002. (Previously filed)

Item 7.   Information as to Environmental Effects

          The Merger and related transactions do not involve a "major federal action" nor does it "significantly affect the quality of the human environment" as those terms are used in section 102(2)(C) of the National Environmental Policy Act. The Merger and related transactions will not result in changes in the operation of the Applicants that will have an impact on the environment. The Applicant are not aware of any federal agency that has prepared or is preparing an environmental impact statement with respect to the transactions that are the subject of this Applicant-Declaration.



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


                                    SIGNATURE


          Pursuant to the requirements of the Public Utility Holding Company Act of 1935, Applicants have duly caused this Pre-Effective Amendment No. 2 to the Application-Declaration to be signed on their behalf by the undersigned thereunto duly authorized.


                                        UNITIL CORPORATION
                                        CONCORD ELECTRIC COMPANY
                                        EXETER & HAMPTON ELECTRIC COMPANY


                                        By: /s/ Mark H. Collin
                                           ________________________
                                           Name: Mark H. Collin



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